Edison International (EIX)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

EIX shareholder since 2012.

To Edison International (“EIX”) Shareholders:

I urge shareholders to vote FOR Proposal 4 at the shareholder meeting,

The proposal asks EIX to prepare an annual report on its lobbying.

Resolved, the shareholders of EIX request the preparation of a report, updated annually, disclosing:

1.	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2.	Payments by EIX used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3.	EIX’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4.	Description of management’s and the Board’s decision-making process and oversight for making payments described above.

The proposal is part of an ongoing investor campaign for greater corporate political spending and lobbying disclosure.1 Transparency and accountability in corporate spending to influence public policy are in the best interests of EIX shareholders. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks to EIX’s reputation and shareholder value.

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1 “Corporate Lobbying Disclosure is Material Investor Information,” As You Sow, March 23, 2024, at: https://www.proxypreview.org/contributor-articles-2024/corporate-lobbying-disclosure-is-material-investor-information.

EIX should commit to corporate political responsibility by increasing its transparency by disclosing all of its third-party spending to influence public policy. In this letter, I will show support for this proposal is warranted because:

1.	Reputation is an important component of shareholder value;
2.	EIX’s current disclosures are inadequate;
3.	Dark money spending through trade associations and social welfare groups presents unknown risks; and
4.	EIX could easily provide details of its lobbying in an annual report to shareholders.

1.	Corporate Reputation Is an Important Component of Shareholder Value
•	EIX’s failure to provide robust and complete disclosure of its lobbying activities and expenditures exposes it to potential reputational damage.
•	The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalization across the FTSE 100 & 250.”[2] The Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.[3]
•	According to a Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[4]
•	Clearly, corporate reputation has significant impact on shareholder value.

2.	Dark Money Disclosure Gaps – EIX Investors Need a Lobbying Report
•	Information on EIX’s third-party lobbying spending is difficult to obtain, limited and non-consolidated. To its credit, EIX now provides yearly federal and state lobbying amounts, providing 2022 federal and state lobbying figures in its 2023 Political Engagement Report. But serious gaps remain, including a trade association disclosure threshold which omits memberships and a failure to disclose its support for 501(c)(4) social welfare groups, which present particular risk to utilities.

3.	The Company We Keep: EIX Does Not Provide Comprehensive Dark Money Disclosure

•	Shareholder proposals for lobbying disclosure capture dark money spending where there are no limits on what a company can give, whether through trade associations (TAs) or social welfare group (SWGs). While corporate donations to politicians and traditional PACs have strict limits, their payments to TAs and 501(c)(4) SWGs have no restrictions. Meaning companies can give unlimited amounts to third party groups that spend millions on lobbying and often undisclosed grassroots activity.

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2 “Link Between Corporate Reputation & Market Value Strengthens: Study,” Provoke Media, March 8, 2018, at: https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study.

3 “Unlocking the Value of Reputation,” Ipsos, May 2018, at: https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf

4 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, at: https://www2.deloitte.com/content/dam/Deloitte/global/Documents/Governance-Risk-Compliance/gx_grc_Reputation@Risk%20survey%20report_FINAL.pdf

•	Undisclosed company payments dark money lobbying by trade associations and social welfare groups may be “at least double what is being reported.”[5] In 2017, TAs and SWGs spent $535 million on disclosed lobbying and $675 million on unregulated efforts to influence public policy, including strategic consulting, broadcast advertising, media relations, social media posts, polling and funding for astroturf campaigns.

Utility Investor Risk - EIX Investors Need Disclosure of 501(c)(4)s

•	Given the number of ongoing utility dark money scandals involving undisclosed payments to social welfare groups at many of EIX’s peers, including First Energy, DTE Energy, NextEra Energy and Pinnacle West, it is a clear risk for shareholders when utilities fail to disclose their payments to social welfare groups.
•	FirstEnergy’s trial over $60 million of dark-money payments led a prosecutor to note that a social welfare group is “a perfect entity to receive a secret bribe.”[6] And Sam Randazzo, one-time chair of the Public Utilities Commission of Ohio, recently died by suicide while “awaiting trial on charges he took millions in bribes in conjunction with the largest corruption scandal in Ohio’s history.”[7] S&P notes the bribery scandal has increased scrutiny of how utilities use ‘dark money’ groups.[8]
•	DTE Energy has come under scrutiny for making undisclosed payments to a social welfare group that supported repeal of COVID emergency powers in Michigan.[9]
•	NextEra Energy faces a dark-money scandal over secret spending in Florida, as Florida Power and Light was reportedly behind a social welfare group “that bankrolled $200,000 in dark money for former Gainesville city commissioner Charles Goston’s state Senate run.”[10]
•	Pinnacle West gave nearly $10.7 million to organizations that spent in the races for Corporation Commission in 2014. The Arizona Free Enterprise Club, a 501(c)(4) social welfare group, was the greatest recipient of the company’s dark-money, receiving $5.8 million.[11]

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5 “Business Group Spending on Lobbying in Washington at Least Double What’s Publicly Reported,” The Intercept, Aug. 6, 2019, at: https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.

6 “Ohio Republicans accused of taking $60m in bribes as corruption trial opens”, The Guardian, Jan. 24, 2023, at: https://www.theguardian.com/us-news/2023/jan/23/ohio-republican-larry-householder-corruption-trial.

7 “Former Ohio utility regulator, charged in sweeping bribery scheme, has died by suicide,” AP, April 10, 2024, at: https://www.nbc24.com/news/local/former-ohio-utility-regulator-charged-in-sweeping-bribery-scheme-has-died-by-suicide-cincinnati-sam-randazzo-warehouse-prison-sentencing-bribe-firstenergy-nuclear-bailoutg-householder.

8 “Ohio bribery scandal increases scrutiny of how utilities use 'dark money' groups,” S&P Global, Aug. 31, 2020, at: https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/ohio-bribery-scandal-increases-scrutiny-of-how-utilities-use-dark-money-groups-59894461.

9 “Group aiming to sabotage Whitmer’s Covid policies funded by dark money,” The Guardian, Jan. 10, 2023, at: https://www.theguardian.com/us-news/2023/jan/10/gretchen-whitmer-michigan-covid-policies-dark-money.

10 “Florida Power & Light tied to dark money used to help Sen. Keith Perry win 2018 race,” The Gainesville Sun, Aug. 14, 2022, at: https://www.gainesville.com/story/news/2022/08/14/florida-power-light-dark-money-2018-state-senate-race/10277503002/.

11 “APS docs reveal it funded 2014 ‘dark money’ effort supporting commissioner’s son,” AZ Mirror, April 1, 2019, at: https://azmirror.com/2019/04/01/aps-docs-reveal-it-funded-2014-dark-money-effort-supporting-commissioners-son/.

•	An investigation found that EIX donated $1,035,188 to members of Affordable Clean Energy for All, described as a fake grassroots organization that claimed to represent low-income ratepayers.[12]
•	Research shows EIX is a member of the California Taxpayers Association[13] and the Public Affairs Council,[14] both which are 501(c)(4) social welfare groups. What other social welfare memberships and payments are EIX failing to disclose?

Trade Association Blind Spot, Leaves out Memberships

•	EIX’s disclosures of its participation and memberships in Trade Associations is limited, lacking details on payments and the portions used for lobbying, alignment with corporate priorities, and process and engagement.
•	Corporations make payments to trade associations that are used lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the US Chamber of Commerce has spent more than $1.8 billion since 1998.[15]
•	EIX shareholders face a trade association blind spot, as EIX fails to disclose its trade association memberships, payments and mounts used for lobbying for all trade associations receiving less than $50,000.
•	As a result, EIX’s disclosure leaves out memberships in major trade associations that lobby, including the California Electric Transportation Coalition Board, National Hydropower Association, Los Angeles Area Chamber of Commerce, Los Angeles County Business Federation, Orange County Business Council, Valley Industry and Commerce Association and Zero Emission Transportation Association. What other trade association memberships and payments are EIX failing to disclose?

4.	EIX Has Its Lobbying Information and Could Easily Report It to Shareholders
•	EIX states that it believes “it already provides transparent disclosure of our political engagement activities, including the Company’s lobbying-related activity.”
•	This argument is disingenuous, as there are serious dark money gaps as described above. EIX is required to report its federal and state lobbying, including any indirect lobbying through its trade associations and social welfare groups, and has all of this information, so it could be readily provided to shareholders in a single report at minimal expense.
•	EIX discusses a high ranking for political contributions disclosure, yet this proposal is asking for lobbying disclosure. It is disingenuous and misleading for our company to confuse this point. EIX’s CPA-Zicklin ranking has nothing to do with lobbying spending disclosure.

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12 “Is the California Coalition Fighting Subsidies For Rooftop Solar a Fake Grassroots Group?” Inside Climate News, Feb. 8, 2022, at: https://insideclimatenews.org/news/08022022/is-the-california-coalition-fighting-subsidies-for-rooftop-solar-a-fake-grassroots-group/.

13 https://caltax.org/about/#who-we-are.

14 https://pac.org/membership/directory/alphabetical#e.

15 https://www.opensecrets.org/federal-lobbying/top-spenders?cycle=a.

•	EIX also claims “the shareholder proposal would require that the Company prepare a separate lobbying report (duplicating information already disclosed) with detailed disclosure of the Company’s itemized payments for lobbying and memberships in tax-exempt organizations (each with no threshold), which would create an undue administrative burden on the Company without providing shareholders with meaningful information.” This too is disingenuous. EIX could simply add the missing trade association and social welfare group payments to its current reporting.

Lobbying Transparency: What Gets Disclosed Gets Managed.

•	If EIX has nothing to hide, transparent disclosure would simply show that its lobbying is being done for the company and shareholders’ best interests.
•	Knowing our company’s lobbying will be disclosed will ensure board and management oversight to safeguard that lobbying is being done in shareholder and EIX’s best interests.

The well-documented reputational risks of EIX’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

For all of the above reasons, I believe that EIX’s current lobbying disclosures are inadequate to protect shareholder interests. I urge you to vote FOR Item 4, the shareholder proposal requesting an annual report on EIX’s lobbying expenditures.

Sincerely,

John Chevedden

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.